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07024168

RECEIVED
2007 JUN -4 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 4, 2007

082-34961

VIA COURIER

SUPPL

Division of Corporate Finance
Office of International Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0213

Re: OJSC Polyus Gold exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

Ladies and Gentlemen:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "SEC") on behalf of our client, Open Joint Stock Company Polyus Gold (the "Company"), an open joint stock company organized under the laws of the Russian Federation, with respect to the electronic furnishing of documents required to be furnished pursuant to the exemption (the "Exemption") granted in April 2006 from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder ("Rule 12g3-2(b)"), for the Company's ordinary shares, each with a par value of 1 (one) ruble.

ELECTRONIC FURNISHING OF DOCUMENTS

The Company would like to be able to publish the information required by Rule12g3-2(b)(1)(iii) by publishing such information on its website as provided by Rule 12g3-2(e)(2). For these purposes, the Company's website address, where such information will be published, is http://www.polyusgold.com.

As a result of the Company's American depositary shares being listed on the London Stock Exchange, the Company will also publish certain information required under Rule12g3-2(b)(1)(iii) at the following website address: http://www.londonstockexchange.com.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents furnished pursuant to paragraph (1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

On behalf of the Company, we respectfully request that you acknowledge receipt of this letter by date stamping the enclosed copy of this letter and returning it to our waiting messenger.

If you have any question or comment in connection with the above-mentioned, please call the undersigned at 011-44-20-7786-9055 or e-mail at: vlosonci@debevoise.com.

Very truly yours,

Vera Losonci

END